Exhibit (a)(8)

PRESS RELEASE FOR IMMEDIATE RELEASE

As previously announced, Series C (PDM B-3) of Tender Investors, LLC amended its tender offer for Class B-3 Shares of Piedmont Office Realty Trust, Inc. (NYSE:PDM) increasing the price to $15.05 per share and extending the Expiration Date to November 15, 2010.

Point Richmond, Calif. (Business Wire)—October 20, 2010—Series C (PDM B-3) of Tender Investors, LLC (“Purchaser”) announced on October 18, 2010, an amendment to its tender offer for 427,000 Class B-3 Shares (the “Shares”) of Piedmont Office Realty Trust, Inc. (NYSE:PDM).  The Purchaser amended its offer to increase the price to $15.05 per share and to extend the Expiration Date for the offer to November 15, 2010.    As of October 18, 2010, 556 shares had been tendered to the Purchaser.

The Purchaser has filed with the U.S. Securities and Exchange Commission an amendment to its Schedule TO providing details of its amended offer.  The Purchaser has previously filed an Amended and Restated Offer to Purchase and related materials with the U.S. Securities and Exchange Commission detailing the terms of its offer.  Other than the price and extension of the Expiration Date announced above (including the extension of the right to withdraw Shares tendered through such date), all other terms of the offer remain unchanged.  Shareholders should read the Amended Schedule TO and the related materials carefully because they contain important information.

Shareholders may obtain a free copy of the Amended Schedule TO and other documents by calling the Purchaser at (510) 619-3637, or by making a written request addressed to the Purchaser either at 6114 La Salle Ave. #345, Oakland, CA  94611 or by email to offers@tendermanagerllc.com.  Shareholders may also visit the Purchaser’s website at www.tendermanagerllc.com (click on Piedmont Office Realty Trust Tender Offer Document) or visiting the U.S. Securities and Exchange Commission’s website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from our website at www.tendermanagerllc.com (click on Tender Offer Information) or by calling (510) 619-3637.

Contact:

Arnold Brown

Tender Investors Manager, LLC

(510) 619-3637

offers@tendermanagerllc.com